Exhibit 99.1

Condensed Consolidated Interim Financial Statements
(Expressed in United States dollars)

CRH MEDICAL CORPORATION
(Unaudited)
Three and nine months ended September 30, 2015 and 2014

CRH MEDICAL CORPORATION
Condensed Consolidated Balance Sheets
(Unaudited)
(Expressed in United States dollars)

As at September 30, 2015 and December 31, 2014
	Notes	September 30, 2015	December 31, 2014

Assets

Current assets:
Cash and cash equivalents		$12,495,163	$4,133,663
Trade and other receivables		6,167,632	5,718,651
Current tax receivable		97,866	-
Prepaid expenses and deposits		277,680	181,923
Inventories		340,953	614,337
		19,379,294	10,648,574

Non-current assets:
Property and equipment		266,038	129,864
Intangible assets	4	81,151,932	65,604,729
Other asset		944,053	1,550,940
Deferred tax assets		3,625,593	1,030,183
		85,987,616	68,315,716

Total assets		$105,366,910	$78,964,290

Liabilities

Current liabilities:
Trade and other payables		$2,295,917	$6,051,213
Employee benefits		141,651	105,930
Current tax liabilities		719,181	193,612
Notes payable	8,11	14,796,317	6,613,300
Short term advances		-	262,482
Loan	4	166,994	-
		18,120,060	13,226,537

Non-current liabilities:
Notes payable	8,11	24,311,062	39,509,431
Earn-out obligation	11	9,210,115	7,440,960
		33,521,177	46,950,391

Equity
Share capital	9	50,765,725	25,913,839
Contributed surplus		6,422,433	5,847,564
Accumulated other comprehensive income (loss)		(66,772)	(66,772)
Deficit		(9,985,153)	(12,907,269)
Total equity attributable to shareholders of the Company		47,136,233	18,787,362
Non-controlling interest		6,589,440	-
Total equity		53,725,673	18,787,362

Total liabilities and equity		$105,366,910	$78,964,290

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:

"Edward Wright"		"Anthony Holler"
	Director		Director
Edward Wright		Anthony Holler

CRH MEDICAL CORPORATION
Condensed Consolidated Interim Statements of Operations and Comprehensive Income
(Unaudited)
(Expressed in United States dollars)

Three and nine month periods ended September 30, 2015 and 2014

			Three months ended		Nine months ended
	Notes		September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014

Revenue:
Anesthesia services	12		$9,195,363	$-	$25,166,336	$-
Product sales	12		2,414,512	2,200,342	6,944,613	6,237,782
			11,609,875	2,200,342	32,110,949	6,237,782

Expenses:
Anesthesia services expense	5		6,394,981	-	15,714,738	-
Product sales expense	6		1,235,609	1,053,503	3,337,762	2,970,586
Corporate expense	7		1,694,283	517,142	4,299,892	1,573,928
			9,324,873	1,570,645	23,352,392	4,544,514

Operating income			2,285,002	629,697	8,758,557	1,693,268

Net finance income	10		(995,419)	-	(2,194,841)	-
Net finance expense	10		2,007,944	-	9,365,025	-

Income before tax			1,272,477	629,697	1,588,373	1,693,268

Income tax expense (recovery)			(441,755)	210,117	(1,372,215)	577,776

Net and comprehensive income			$1,714,232	$419,580	$2,960,588	$1,115,492

Attributable to:
Shareholders of the Company			$1,675,760	$419,580	$2,922,116	$1,115,492
Non-controlling interest			38,472	-	38,472	-
			$1,714,232	$419,580	$2,960,588	$1,115,492

Earnings per share attributable to shareholders
Basic	9(c	)	$0.024	$0.009	$0.044	$0.023
Diluted	9(c	)	$0.023	$0.009	$0.042	$0.023

Weighted average shares outstanding:
Basic			69,709,388	48,797,029	66,855,673	48,790,565
Diluted			72,823,794	49,235,814	69,853,805	49,247,847

See accompanying notes to condensed consolidated interim financial statements.

CRH MEDICAL CORPORATION
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited)
(Expressed in United States dollars)

Nine month periods ended September 30, 2015 and 2014

	Number of shares	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Non-controlling interest	Total equity

Balance as at January 1, 2014	48,746,914	$17,181,474	$5,570,839	$(66,772)	$(14,405,422)	$-	$8,280,119

Total net and comprehensive income for the period	-	-	-	-	1,115,492	-	1,115,492

Transactions with owners, recorded directly in equity:

Stock-based compensation expense	-	-	292,853	-	-	-	292,853

Common shares purchased on exercise of options	60,938	50,716	(18,206)	-	-	-	32,510

Balance as at September 30, 2014	48,807,852	17,232,190	5,845,486	(66,772)	(13,289,930)	-	9,720,974

Balance as at January 1, 2015	60,881,947	25,913,839	5,847,564	(66,772)	(12,907,269)	-	18,787,362

Total net and comprehensive income for the period	-	-	-	-	2,922,116	38,472	2,960,588

Transactions with owners, recorded directly in equity:

Stock based compensation expense	-	-	2,488,935	-	-	-	2,488,935

Common shares purchased on exercise of options	517,193	746,353	(267,961)	-	-	-	478,392

Common shares issued on vesting of share units	1,000,000	1,750,000	(1,750,000)	-	-	-	-

Shares issued through share offering, net of fees (note 9)	8,050,000	20,254,709	-	-	-	-	20,254,709

Deferred tax recovery on share issuance costs (note 9)	-	418,908	-	-	-	-	418,908

Broker warrants issued in share offering (note 9)	-	(249,149)	249,149	-	-	-	-

Exercise of broker warrants (note 9)	140,795	508,413	(145,254)	-	-	-	363,159

Common shares issued in connection with acquisition (note 4)	375,612	1,422,652	-	-	-	-	1,422,652

Acquisition of non-controlling interest (note 4)	-	-	-	-	-	6,550,968	6,550,968

Balance as at September 30, 2015	70,965,547	$50,765,725	$6,422,433	$(66,772)	$(9,985,153)	$6,589,440	$53,725,673

See accompanying notes to condensed consolidated interim financial statements.

CRH MEDICAL CORPORATION
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
(Expressed in United States dollars)

Three and nine month periods ended September 30, 2015 and 2014

		Three months ended		Nine months ended
	Notes	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Cash provided by (used in)

Operating activities:
Net and comprehensive income		$1,714,232	$419,580	$2,960,588	$1,115,492
Adjustments for:
Depreciation of property, equipment and intangibles		1,761,861	10,096	4,650,009	40,026
Write-offs of property and equipment		-	-	2,753	-
Write-off of intangible asset		389,690	-	389,690	-
Write-off of inventory		240,946	-	240,946	-
Stock based compensation		1,000,996	81,576	2,488,935	292,853
Unrealized foreign exchange (gain)		(974,320)	-	(2,169,833)	-
Net finance expense		2,007,944	-	9,365,026	-
Income tax expense (recovery)		(441,755)	210,117	(1,372,215)	577,776
Operating activity before changes in operating assets and liabilities		5,699,594	721,369	16,555,899	2,026,147
Taxes paid		(57,000)	-	(376,584)	-
Change in trade and other receivables		(826,441)	(24,592)	(448,981)	(24,420)
Change in prepaid expenses and deposits		(26,691)	(462,888)	(95,757)	(477,606)
Change in inventories		(99,944)	(40,396)	32,438	(136,243)
Change in trade and other payables		440,044	380,720	(3,755,296)	348,416
Change in employee benefits		2,611	90,496	35,721	262,415
Change in advance		-	-	(262,482)	-
Cash provided by operating activities		5,132,173	664,709	11,684,958	1,998,709

Financing activities
Net proceeds on the issuance of shares		-	-	20,254,709	-
Net proceeds from loan	4	166,994	-	166,994	-
Repayment of notes payable, principal and interest		(1,063,185)	-	(11,809,423)	-
Proceeds from the exercise of broker warrants		363,159	-	363,159	-
Proceeds from the issuance of shares relating to stock based compensation		36,643	2,685	478,392	32,510
Cash provided by (used in) financing activities		(496,389)	2,685	9,453,831	32,510

Investing activities
Acquisition of property and equipment		(48,113)	(8,859)	(156,509)	(12,751)
Acquisition of anesthesia services providers	4	(11,995,700)	-	(12,595,700)	-
Cash used in investing activities		(12,043,813)	(8,859)	(12,752,209)	(12,751)

Effects of foreign exchange on cash and cash equivalents		(21,100)	-	(25,080)	-

Increase (decrease) in cash and cash equivalents		(7,429,129)	658,535	8,361,500	2,018,468

Cash and cash equivalents, beginning of period		19,924,292	7,962,731	4,133,663	6,602,798

Cash and cash equivalents, end of period		$12,495,163	$8,621,266	$12,495,163	$8,621,266

See accompanying notes to condensed consolidated interim financial statements.

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2015 and 2014

1.    Reporting entity:
CRH Medical Corporation ("CRH" or "the Company") was incorporated on April 21, 2001 and is incorporated under the Business Corporations Act (British Columbia) and specializes in the treatment of hemorrhoids utilizing its treatment protocol and patented proprietary technology.  The Company also provides anesthesiology services to gastroenterologists in the southeastern United States through its subsidiaries.  Refer to note 4.
CRH principally operates in the United States and is headquartered from its registered offices located at Unit 578, 999 Canada Place, Vancouver, British Columbia, Canada.
2.    Basis of preparation:
(a)    Statement of compliance:
These unaudited condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").   Accordingly, these condensed consolidated interim financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting ("IAS 34").  These condensed consolidated interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company's audited consolidated financial statements and the notes thereto for the year ended December 31, 2014.  In management's opinion, all adjustments considered necessary for fair presentation have been included in these financial statements.  Interim results are not necessarily indicative of the results expected for the fiscal year.  Certain comparative figures have been reclassified to conform to the current period's presentation.
The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on October 28, 2015.
(b)    Basis of measurement:
The Company's condensed consolidated interim financial statements have been prepared on a going concern and historical cost basis except for certain financial instruments which are recorded at fair value.
(c)    Functional and presentation currency:
These condensed consolidated interim financial statements are presented in United States dollars, which is the Company's functional currency.

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2015 and 2014

2.    Basis of preparation (continued):
(d)    Use of estimates, assumptions and judgments:
The preparation of the Company's condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Significant areas requiring the use of management estimates relate to the assessment for impairment and useful lives of intangible assets, determining the fair value of share units,  estimates supporting reported anesthesia revenues, the recoverability of trade receivables, the valuation of certain long term liabilities, including liabilities relating to contingent consideration, the vesting term for share units with market based performance targets, the valuation of acquired intangibles, the valuation of deferred tax assets and the allocation of purchase consideration to the fair value of assets acquired and liabilities assumed.
Significant judgments made by management in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements includes the determination of functional currency and the accounting classification of financial instruments.   In conjunction with the Company's business acquisitions, these judgments also include the Company's determination of control for the purposes of consolidation and the Company's definition of a business.
Reported amounts and note disclosures reflect the overall economic conditions that are most likely to occur and anticipated measures management intends to take.  Actual results could differ from those estimates.
3.    Significant accounting policies:
These condensed consolidated interim financial statements have been prepared using the significant accounting policies and methods of computation consistent with those applied in the Company's December 31, 2014 annual consolidated financial statements.
The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. Amendments, standards and interpretations that are issued but not yet effective are described in the Company's annual financial statements for the period ended December 31, 2014.

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2015 and 2014

4.    Business combinations:
During the three and nine months ended September 30, 2015, the Company completed three business combinations.  All business combinations completed during the period have been included in the anesthesia segment of the Company and include the following:

Acquired Operation	Date Acquired	Purchase Consideration
Knoxville Gastroenterology Anesthesia Associates LLC ("KGAA")	September 2015	$6,818,352
Associates in Digestive Health LLC ("ADH")	August 2015	$6,600,000
Anesthesia Healthcare Providers of Florida and AHP of North Carolina (collectively "AHP")	March 2015	$600,000

The results of operations of the acquired businesses have been included in the Company's consolidated financial statements from the date of acquisition.
The following table summarizes the fair value of the consideration transferred and the preliminary estimated fair values of the assets and liabilities acquired at the acquisition date.  Certain of the estimates of fair value, most notably the professional services agreements, are preliminary and may be subject to further adjustments.
	AHP	ADH	KGAA	Total
Cash	$600,000	$6,600,000	$5,395,700	$12,595,700
Common shares	-	-	1,422,652	1,422,652
Purchase consideration	600,000	6,600,000	6,818,352	14,018,352
Non-controlling interest	-	-	6,550,968	6,550,968
	$600,000	$6,600,000	$13,369,320	$20,569,320

Assets and liabilities acquired:
Exclusive professional services agreements	600,000	6,600,000	$13,369,320	$20,569,320
Fair value of net identifiable assets and liabilities acquired	$600,000	$6,600,000	$13,369,320	$20,569,320

Exclusive professional services agreements – amortization term	0.7 to 2.8 years	7 years	7 years
Acquisition costs expensed	$16,082	$110,727	$110,727	$237,536
The value of the acquired intangible assets, being exclusive professional services agreements, have been determined on a provisional basis and relates to the acquisition of exclusive professional services agreements to provide professional anesthesia services.  As at the acquisition dates, except for the AHP acquisition, the exclusive professional services agreements renew annually unless notice of termination is received.  For the AHP acquisition, as at the acquisition date, the exclusive professional services agreements had estimated remaining contractual terms varying from 0.7 to 2.8 years. The Company amortizes these contractual assets over the length of the remaining contractual terms.

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2015 and 2014

4.    Business combinations (continued):
KGAA
In September 2015, a subsidiary of the Company entered into an asset contribution and exchange agreement to acquire 51% of the ownership interest in Knoxville Gastroenterology Anesthesia Associates LLC ("KGAA"), an anesthesia services provider in the Southeastern United States.  The total purchase price under the asset contribution and exchange agreement was $6,818,352 and was paid via a combination of cash ($5,395,700) and common shares (365,712 common shares with a value at acquisition of $1,422,652). As part of the transaction, the Company also entered into an operating agreement between it and the non-controlling interest shareholders of KGAA which governs the operation of KGAA.  As a result of the 51% ownership interest acquired and the operating agreement, the Company has acquired control of KGAA and, as a result, 100% of the financial results of KGAA has been included in the Company's consolidated financial statements from the date of acquisition.
One of the directors of the Company is an indirect shareholder of KGAA.
The non-controlling interest of $6,550,968 was determined based on 49% of the fair value of KGAA's net identifiable assets as estimated by the Company.
In conjunction with the acquisition, both the Company and the non-controlling interest shareholder contributed loans of $173,810 and $166,994, respectively.  The terms of the loans are such that they will be repaid first, prior to any future distributions.  The loan provided by the Company has been eliminated upon consolidation.

ADH
In August 2015, a subsidiary of the Company entered into an asset purchase agreement to purchase certain assets of Associates in Digestive Health LLC ("ADH"), an anesthesia services provider in the Southeastern United States.  The total purchase price under the asset purchase agreement was $6,600,000.  The Company has obtained control over the business through its contractual ability to direct the relevant activities of the assets acquired.
AHP
In March 2015, a subsidiary of the Company entered into an asset purchase agreement to purchase certain assets of two anesthesia services providers in the Southeastern United States (hereinafter referred to as "AHP").  The total purchase price under the asset purchase agreement was $600,000.  The Company has obtained control over the business through its contractual ability to direct the relevant activities of the assets acquired.
Subsequent to completion of the acquisition, the Company received notice of the closure, effective August 1, 2015, of one of the endoscopy centers to which the Company provides anesthesia services under an exclusive professional services agreement acquired through this acquisition.  As a result of the closure, the Company has recorded an impairment charge for the full value of the affected professional services agreement intangible in the third quarter of 2015 totaling $389,690.

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2015 and 2014

4.    Business combinations (continued):
The Company is currently in the process of investigating avenues of recourse with respect to the closure.
In the three and nine months ended September 30, 2015, the above noted acquisitions contributed revenue and net earnings before tax as follows:
	Three months ended September 30, 2015
	AHP	ADH	KGAA	Total

Revenue	$361,597	$382,856	$446,819	$1,191,272
Net income (loss) before tax	$(388,897)	$46,920	$129,566	$(212,411)

	Nine months ended September 30, 2015
	AHP	ADH	KGAA	Total

Revenue	$950,993	$382,856	$446,819	$1,780,668
Net income (loss) before tax	$(391,207)	$46,920	$129,566	$(214,721)

The following unaudited supplemental pro forma financial information presents consolidated information as if the acquisitions had been completed on January 1, 2015.  The pro forma financial information presented below (unaudited) is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place at the beginning of fiscal 2015. The pro forma financial information (unaudited) presented includes amortization charges for acquired intangible assets based on the values assigned in the purchase price allocation and excludes the effect of actual impairment charges recorded for AHP in the period.
	Nine months ended September 30, 2015
	AHP	ADH	KGAA	Total
Pro Forma Information (unaudited)
Revenue	$1,277,055	$1,722,850	$4,021,373	$7,021,278
Net income (loss) before tax	$(9,567)	$211,142	$1,166,090	$1,367,665
Amortization charges	$224,472	$707,143	$1,432,427	$2,364,042

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2015 and 2014

4.    Business combinations (continued):
Gastroenterology Anesthesia Associates LLC ("GAA")
On December 1, 2014, a subsidiary of the Company entered into an acquisition agreement to purchase the business, assets and interests of Gastroenterology Anesthesia Associates LLC (the "LLC") and the business interest contained in a management services agreement held by another private entity ("GAAM"), together the combined business hereinafter referred to as "GAA".  The total purchase price under the agreement was $58,623,000 paid at closing and up to an additional $14,655,000 payable within 4.5 years based on the achievement of certain financial performance targets of GAA (the "Earn-out obligation"). As at September 30, 2015, the Company has estimated that potential payments in respect of the earn-out obligation will range from $11,981,135 to $14,655,000.  The maximum total purchase price assuming achievement of all performance measures is $73,278,000.  The earn-out obligation has been recorded at the net present value of its fair value as at the date of the acquisition and changes in the fair value are recorded through earnings.
Included in these condensed consolidated interim financial statements for the three and nine month periods ended September 30, 2015 for GAA are sales of $7,821,422 and $23,041,140, respectively and net earnings before tax of $1,893,284 and $7,499,456, respectively.
CRH has obtained control over GAA through its contractual ability to direct its relevant activities and its right to variable returns.
The following table summarizes the fair value of the consideration transferred and the estimated fair values of the assets and liabilities acquired at the acquisition date.

Cash	$58,623,000
Contingent consideration ("Earn-out obligation")	7,339,032
Purchase consideration	65,962,032

Assets and liabilities acquired
Exclusive professional services agreements	65,962,032
Cash	2,011,548
Pre-close trade receivables	4,849,289
Pre-close trade payables	(6,860,837)
Fair value of net identifiable assets acquired	$65,962,032
The value of the acquired intangible assets, being the exclusive professional services agreements, has been determined on a provisional basis and relates to the acquisition of exclusive professional services agreements to provide professional anesthesia services.   As at the acquisition date, the exclusive professional services agreements had a remaining contractual term of 6 years and 11 months and can be renewed by agreement of both parties. The Company amortizes these contractual assets over a term of 12 years.

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2015 and 2014

5.   Anesthesia services expense:
For the three and nine month periods ended September 30:

	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014

Employee related	$2,366,551	$-	$6,125,343	$-
Depreciation and amortization	1,747,305	-	4,610,935	-
Bad debt expense	536,778	-	1,318,491	-
Office related	859,916	-	2,432,042	-
Write-off of professional services contract	389,690	-	389,690	-
Acquisition expense	221,454	-	221,454	-
Medical supplies	215,673	-	462,537	-
Stock based compensation	13,198	-	25,287	-
Professional fees	33,535	-	99,080	-
Insurance	10,881	-	29,579	-
Foreign exchange	-	-	300	-

	$6,394,981	$-	$15,714,738	$-

6.    Product sales expense:
For the three and nine month periods ended September 30:
	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014

Employee related	$323,284	$357,751	$1,001,797	$1,059,137
Product cost and support	466,025	406,212	1,432,372	1,271,672
Write-off of inventory	240,946	-	240,946	-
Professional fees	33,748	199,938	136,222	382,435
Office related	61,671	56,787	165,873	140,469
Stock based compensation	105,619	19,069	320,979	71,113
Insurance	13,205	13,677	41,546	37,330
Depreciation and amortization	649	69	1,947	8,430
Foreign exchange	(9,538)	-	(3,920)	-

	$1,235,609	$1,053,503	$3,337,762	$2,970,586

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2015 and 2014

7.    Corporate expense:
For the three and nine month periods ended September 30:
	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014

Employee related	$296,285	$206,855	$815,278	$636,695
Professional expenses	268,794	83,737	563,037	213,386
Corporate	75,228	86,389	277,966	247,079
Stock based compensation	882,179	62,507	2,142,669	221,740
Travel and entertainment	77,337	25,129	205,385	103,867
Office related	42,871	28,704	115,346	78,489
Insurance	41,647	13,794	115,867	41,076
Acquisition expenses	-	-	16,083	-
Depreciation and write-offs	13,907	10,027	39,881	31,596
Foreign exchange	(3,965)	-	8,380	-

	$1,694,283	$517,142	$4,299,892	$1,573,928

8.  Notes payable:
September 30, 2015	Crown Note	Knight Note	Knight Annual Fee	Bloom Burton Facility	Total
Current portion	$-	13,944,151	852,166	-	$14,796,317
Non-current portion	14,549,936	7,622,237	-	2,138,889	24,311,062
Total loans and borrowings	$14,549,936	21,566,388	852,166	2,138,889	$39,107,379

December 31, 2014	Crown Note	Knight Note	Knight Annual Fee	Bloom Burton Facility	Total
Current portion	$193,950	5,666,667	752,683	-	$6,613,300
Non-current portion	16,224,216	21,338,826	-	1,946,389	39,509,431
Total loans and borrowings	$16,418,166	27,005,493	752,683	1,946,389	$46,122,731

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2015 and 2014

8.  Notes payable (continued):
Norrep Credit Opportunities Fund II, LP ("Crown Note")
On December 1, 2014, the Company entered into an agreement to borrow funds in the form of a subordinated note payable from Norrep Credit Opportunities Fund II, LP.  At inception, the original amount of the note payable was CAD$22,500,000 (USD$19,863,000).  The note bears interest at 12% per annum with a decrease to 10% upon repayment and performance in full of the Company's obligations under its senior credit agreement (see Knight Note).  Interest on the note is payable on a quarterly basis beginning March 31, 2015, with the payment of the principal scheduled for June 1, 2018.  In compensation for its services, the Company paid Crown a combination of cash CAD$1,350,000 (USD$1,191,780) and shares (2,000,000 common shares) in addition to reimbursement of legal costs in relation to issuance of the note.  The Crown note is subordinate to the Knight note. The note is classified as an other financial liability and recorded at amortized cost.
Knight Therapeutics Inc. ("Knight Note")
On December 1, 2014, the Company entered into an agreement to borrow funds in the form of a secured note payable from Knight Therapeutics Inc.  At inception, the original amount of the note payable was $30,000,000.  The note bears interest at 10% per annum.  Interest on the note is payable on a quarterly basis beginning March 31, 2015.  The earliest maturity date of the loan is December 1, 2016, but may be extended to December 1, 2017 if certain conditions are met.  The agreement contains contractual clauses that may require early repayment of a portion of the principal balance should the Company complete an equity financing.  In compensation for its services, the Company paid Knight a combination of cash ($1,200,000) and shares (3,000,000 common shares) in addition to reimbursement of legal costs in relation to issuance of the note.  The note is classified as an other financial liability and recorded at fair value through earnings.

On March 25, 2015, in conjunction with the close of the Company's bought deal equity offering, the Company repaid $7,968,526 of the principal balance owing, with related interest of $251,063.  The Company has used a probability weighted valuation technique in calculating the fair value of the Knight note.  Due to the timing of the principal repayment, the Company revised certain inputs and probabilities relating to estimated cash flows.  This resulted in an increase of $654,249 to the fair value of the Knight note with the impact of the adjustment recorded through finance expense in the first quarter of 2015. The principal repayment satisfies the Company's contractual requirement to repay a portion of the outstanding principal balance should the Company complete an equity financing.

During the quarter ended June 30, 2015, the Company revised certain of the probabilities and assumptions underlying the fair value calculations of the Knight note to account for changes in the underlying credit risk of the Company and for changes in estimated cash outflows.  The Company downward adjusted its discount rate from 18% to 14.67% and revised certain of its estimates around cash outflows under this facility.  These revisions resulted in an increase of $1,321,541 to the fair value of the Knight note with the impact of the adjustments recorded through finance expense in the second quarter of 2015.

8.  Notes payable (continued):
The probabilities and assumptions underlying the Knight fair value calculations remain unchanged at September 30, 2015.
Knight Therapeutics Inc. – Annual Fee ("Knight Annual Fee")
In accordance with the Knight note agreement, the Company is obligated to pay an annual fee relating to a comfort letter provided by Knight in respect of the Company's earn-out obligation (note 4).  This fee has been recognized as a separate financial liability, and recorded at fair value based on the Company's best estimate of the amount to be paid, and subsequently measured at amortized cost.
Bloom Burton Healthcare Structured Lending Fund II ("Bloom Burton Facility")
On December 1, 2014, the Company entered into an unsecured facility agreement with Bloom Burton Healthcare Structured Lending Fund II ("Bloom Burton") with a maximum borrowing limit of $2,000,000.  The facility bears interest at 12% per annum.  Accrued interest is payable on the maturity date or the date of any voluntary prepayment of the loan.  Full payment is required within 54 months after the first advance under the facility or at date mutually agreed between the Company and Bloom Burton.  As at September 30, 2015, the Company had drawn $2,000,000 under the facility.  The facility is subordinate to the Knight note. The facility is classified as an other financial liability and recorded at amortized cost.

The consolidated minimum loan payments (principal and interest) for all loan agreements in the future are as follows:

Minimum Principal and Interest
At September 30, 2015
Not later than one year	$17,219,568
Between one and five years	$32,542,603
$49,762,171

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2015 and 2014

9.    Share capital:
(a)    Issued and outstanding – common shares:
On March 25, 2015, the Company closed a bought deal equity offering and over-allotment option of 7,000,000 and 1,050,000 common shares, respectively, at a price of $2.72 (CAD$3.40) per common share for gross proceeds of $21,865,893 (CAD$27,370,000). In connection with the offering, the underwriters were paid a 6% commission totaling approximately $1,311,954 (CAD$1,642,200) and received 241,500 broker warrants with a fair value of $249,149 (CAD$311,535).  Additional share issuance costs of $299,230 (CAD$375,059) were incurred in relation to the offering.   The Company has recorded a deferred tax asset of $418,908 in relation to those share issuance costs incurred in relation to the offering.  The deferred tax asset has been offset against share capital.
On September 10, 2015, the Company issued 375,612 common shares with a total value of $1,422,652 in connection with its acquisition of Knoxville Gastroenterology Anesthesia Associates LLC.  Refer to note 4.
On September 17, 2015, the Company issued 140,795 common shares on the exercise of 140,795 broker warrants issued in connection with the Company's bought deal equity offering.  Gross proceeds on exercise was $363,159 (CAD$478,703) and the fair value of the instruments exercised was $145,254 (CAD$181,625).
(b)   Share unit plan:
In June 2014, the shareholders of the Company approved a Share Unit Plan.   Employees, directors and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the Share Unit Plan. In accordance with the terms of the plan, the Company will approve those employees, directors and eligible consultants who are entitled to receive share units and the number of share units to be awarded to each participant. Each share unit awarded conditionally entitles the participant to receive one common share of the Company upon attainment of the share unit vesting criteria.  The vesting of share units is conditional upon the expiry of time-based vesting conditions, performance-based vesting conditions or a combination of the two. Once the share units vest, the participant is entitled to receive the equivalent number of underlying common shares.
The Company issued 25,000 share units during the three months ended September 30, 2015. These units vest over a 4 year term, with 50% vesting on the second anniversary and 25% vesting on each of the third and fourth anniversaries.  The fair value per unit granted was $3.67 (CAD$4.83) based on the market value of the underlying shares at the date of grant.

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2015 and 2014

9.    Share capital (continued):
(b)   Share unit plan (continued):
The Company issued 2,416,000 share units during nine months ended September 30, 2015. Of these units, 336,000 units vest over a 4 year term, with 50% vesting on the second anniversary and 25% vesting on each of the third and fourth anniversaries and 80,000 units vest over 1.25 years.  The weighted average fair value per unit granted in the period was $2.98 (CAD$3.74) based on the market value of the underlying shares at the date of grant.  The remaining 2,000,000 share units vest upon the Company meeting certain market based performance targets.  The weighted average fair value of these units at the date of grant was $1.67 (CAD$2.09) per unit.  The fair value of these share units was calculated as of the grant date using a binomial pricing model with the following weighted average assumptions:
2015
Risk-free interest rate	0.61%
Expected volatility	60.5%
Pre-vest forfeiture rate	0%
Weighted average share price	CAD$2.45

During the quarter ended September 30, 2015, 1,000,000 of those units which vest upon the Company meeting certain market based performance targets vested.  Upon vesting, the Company has recognized the expense relating to these units, in full, and issued 1,000,000 common shares.

During the quarter ended September 30, 2015, the Company recognized $935,935 (2014 - $nil), in compensation expense in relation to the granting and vesting of share units. The Company also recognized $65,061 of compensation expense (2014 - $81,576) in relation to share options previously granted.

During the nine months ended September 30, 2015, the Company recognized $2,228,836 (2014 - $nil), in compensation expense in relation to the granting and vesting of share units. The Company also recognized $260,099 of compensation expense (2014 - $292,853) in relation to share options previously granted.

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2015 and 2014

9.    Share capital (continued):
 (c)                  Earnings per share:
The calculation of basic earnings per share for the three months ended September 30, 2015 and 2014 is as follows:
	Three months ended September 30
	2015			2014
	Net earnings	Weighted average number of common shares outstanding	Per share amount	Net earnings	Weighted average number of common shares outstanding	Per share amount

Net earnings attributable to shareholders:

Earnings per common share:
Basic	$1,675,760	69,709,388	$0.024	$419,580	48,797,029	$0.009
Share options		2,760,310			438,785
Share units		132,710			-
Broker warrants		221,386

Diluted	$1,675,760	72,823,794	$0.023	$419,580	49,235,814	$0.009
For the three months ended September 30, 2015, 473,044 options (2014 – 3,570,277) and 2,077,311 share units (2014 – nil) were excluded from the diluted weighted average number of common shares calculation.
The calculation of basic earnings per share for the nine months ended September 30, 2015 and 2014 is as follows:
	Nine months ended September 30
	2015			2014
	Net earnings	Weighted average number of common shares outstanding	Per share amount	Net earnings	Weighted average number of common shares outstanding	Per share amount

Net earnings attributable to shareholders:

Earnings per common share:
Basic	$2,922,116	66,855,673	$0.044	$1,115,492	48,790,565	$0.023
Share options		2,763,361			457,282
Share units		-			-
Broker warrants		234,771

Diluted	$2,922,116	69,853,805	$0.042	$1,115,492	49,247,847	$0.023

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2015 and 2014

9.    Share capital (continued):
 (c)                  Earnings per share (continued):
For the nine months ended September 30, 2015, 678,350 options (2014 – 3,551,780) and 1,863,032 share units (2014 – nil) were excluded from the diluted weighted average number of common shares calculation.
The average market value of the Company's shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

10.              Net finance expense
  Recognized in earnings in the three and nine month periods ended September 30:
	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Finance income:
Foreign exchange gain	$(995,419)	$-	$(2,194,841)	$-
Total finance income	$(995,419)	$-	$(2,194,841)	$-

Finance expense:
Interest and accretion expense on borrowings	$1,495,791	$-	$5,013,192	$-
Accretion expense on earn-out obligation	309,857	-	951,849	-
Amortization of deferred financing fees	202,296	-	606,888	-
Net change in fair value of financial liabilities at fair value through earnings	-	-	2,793,096	-
Total finance expense	$2,007,944	$-	$9,365,025	$-
Net finance expense	$1,012,525	$-	$7,170,184	$-

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2015 and 2014

11.  Financial instruments:
The Company's financial instruments consist of cash and cash equivalents, trade and other receivables, trade and other payables, employee benefit obligations, short term advances, loans, notes payable, and the Company's earn-out obligation.  The fair values of these financial instruments, except the notes payable balances and the earn-out obligation, approximate carrying value because of their short-term nature. The Knight debt (note 8) and the earn-out obligation are classified as financial liabilities recorded at fair value through earnings.  For all other debt balances, the fair value of these financial instruments approximates carrying value as the debt was acquired on December 1, 2014 and there have been no events or circumstances subsequent to this date that would suggest a change in fair value.
An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement.  There are three levels of inputs that may be used to measure fair value:
•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2015 and 2014

11.  Financial instruments (continued):
The following financial assets and liabilities are measured at fair value on a recurring basis using quoted prices in active markets for identifiable assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3):

September 30, 2015		Fair Value
	Carrying Value	Level 1	Level 2	Level 3
Financial liabilities
Notes payable	$21,566,388	-	-	$21,566,388
Earn-out obligation	$9,210,115	-	-	$9,210,115

December 31, 2014		Fair Value
	Carrying Value	Level 1	Level 2	Level 3
Financial liabilities
Notes payable	$27,005,493	-	-	$27,005,493
Earn-out obligation	$7,440,960	-	-	$7,440,960
The Company has used a probability weighted valuation technique in calculating the fair value of the Knight note payable and the earn-out obligation.  This valuation technique included inputs relating to estimated cash outflows under each arrangement and the use of a discount rate appropriate to the Company (14.67%).  The Company evaluates the inputs into the probability weighted valuation technique at each reporting period.  There have been no amendments to the inputs in the quarter ended September 30, 2015.
During the quarter ended June 30, 2015, the Company revised certain of the probabilities and assumptions underlying the fair value calculations of its Knight note and earn-out obligation to account for changes in the underlying credit risk of the Company and for changes in estimated cash outflows.  The Company downward adjusted its discount rate from 18% to 14.67% and revised certain of its estimates around cash outflows under these instruments.  These revisions resulted in an increase of $1,321,541 to the fair value of the Knight note and an increase of $817,306 to the fair value of the earn-out obligation with the impact of the adjustments recorded through finance expense in the second quarter of 2015. During the first quarter of 2015, the Company recorded a fair value adjustment of $654,249 in relation to the Knight note.
The fair value measurements are sensitive to the discount rate used in calculating the fair values.  A 1% increase in the discount rate would reduce the fair value of the Knight note and earn-out obligation, in combination, by $374,715.    During the three and nine months ended September 30, 2015, the Company recorded accretion expense of $1,035,477 and $3,591,493, respectively, in relation to these liabilities, reflecting the change in fair value of the liabilities that is attributable to credit risk.

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2015 and 2014

11.  Financial instruments (continued):
Reconciliation of level 3 fair values:
	Notes Payable	Earn-out Obligation	Total
Balance as at January 1, 2015	$27,005,493	$7,440,960	$34,446,453
Repayment of principal and interest	(10,054,539)	-	(10,054,539)
Recorded in finance expense:
Accretion expense	2,639,644	951,849	3,591,493
Fair value adjustment	1,975,790	817,306	2,793,096
Balance as at September 30, 2015	$21,566,388	$9,210,115	$30,776,503

12.            Segmented information:
The Company operates in two industry segments: the sale of medical products and the provision of anesthesia services.  The revenues relating to geographic segments based on customer location, in United States dollars, for the three and nine months ended September 30, 2015 and 2014 are as follows:
	Three months ended		Nine months ended
Revenue:	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Canada and other	$55,797	$37,636	$141,353	$104,250
United States	11,554,078	2,162,706	31,969,596	6,133,532
Total	$11,609,875	$2,200,342	$32,110,949	$6,237,782

The Company's property and equipment, intangibles and other assets are located in the following geographic regions as at September 30, 2015 and December 31, 2014:
	2015	2014
Property and equipment:
Canada	$246,856	$129,864
United States	19,182	-
Total	$266,038	$129,864
Intangible assets:
Canada	$74,990	$100,767
United States	81,076,942	65,503,962
Total	$81,151,932	$65,604,729
Other assets:
Canada	$944,053	$1,550,940
United States	-	-
Total	$944,053	$1,550,940

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2015 and 2014

12.            Segmented information (continued):
The Company operates in two industry segments, being the sale of medical products and the provision of anesthesia services.  The financial measures reviewed by the Company's Chief Operating Decision Maker are presented below for the three and nine month periods ended September 30, 2015 and 2014.  The Company does not allocate expenses related to corporate activities.  These expenses are presented within "Other" to allow for reconciliation to reported measures.
	Three months ended September 30, 2015
	Anesthesia services	Product sales	Other	Total
Revenue	$9,195,363	$2,414,512	$-	$11,609,875
Operating costs	6,394,981	1,235,609	1,694,283	9,324,873
Operating income (loss)	$2,800,382	$1,178,903	$(1,694,283)	$2,285,002

	Three months ended September 30, 2014
	Anesthesia services	Product sales	Other	Total
Revenue	$-	$2,200,342	$-	$2,200,342
Operating costs	-	1,053,503	517,142	1,570,645
Operating income (loss)	$-	$1,146,839	$(517,142)	$629,697

	Nine months ended September 30, 2015
	Anesthesia services	Product sales	Other	Total
Revenue	$25,166,336	$6,944,613	-	32,110,949
Operating costs	15,714,738	3,337,762	4,299,892	23,352,392
Operating income (loss)	$9,451,598	$3,606,851	(4,299,892)	8,758,557

	Nine months ended September 30, 2014
	Anesthesia services	Product sales	Other	Total
Revenue	$-	$6,237,782	$-	$6,237,782
Operating costs	-	2,970,586	1,573,928	4,544,514
Operating income (loss)	$-	$3,267,196	$(1,573,928)	$1,693,268